LianSheng Group Inc

3700 Corliss Ave N

Seattle WA 98103

January 23, 2026

VIA EDGAR

Robert Arzonetti

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:LianSheng Group Inc (CIK No. 0002046923)

Offering Statement on Form 1-A

Request for Qualification

(File No.: 024-12703)

Dear Sir/Madam,

Pursuant to Rule 252(f) under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), LianSheng Group Inc (the “Company”) hereby requests that the qualification of the above-referenced Offering Statement on Form 1-A (the “Offering Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Offering Statement become qualified at 10:00 A.M., Eastern Time, on January 26, 2026, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the qualification of the Offering Statement in accordance with Rule 252(f) under Regulation A. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, United Securities Legal Group, APC, a Professional Law Corporation (Tel: 917-985-7989; Email: Chairman@USLegal.Group).

The Company hereby acknowledges the following:

●should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

LianSheng Group Inc

By:/s/ Mo Xiaocheng

Name:Mo Xiaocheng

Title:Director and Chief Executive Officer